ASSIGNMENT AGREEMENT
(in relation to a loan granted by
Norsk Teekay Holdings Ltd to Norsk Teekay AS)

BETWEEN

N O R S K    T E E K A Y    H O L D I N G S    L T D.

N O R S K    T E E K A Y    A S

and

D E N    N O R S K E    B A N K    A S A

THIS ASSIGNMENT AGREEMENT IS DATED 26 June, 2003 between:

(1)	NORSK TEEKAY HOLDINGS LTD., incorporated under the laws of the Marshall Islands (the “Pledgee”)

(2)	NORSK TEEKAY AS, incorporated under the laws of Norway (Enterprise No. 985 030 235) (the “Company”); and

(3)	DEN NORSKE BANK ASA (the “Agent” as agent and trustee for the Finance Parties (as defined below)).

BACKGROUND:

The Pledgee and the Company have entered into a loan agreement dated 26 June 2003 (the “Intercompany Facility Agreement”) whereunder the Pledgee has granted a loan in the amount of USD 640,000,000 (the “Intercompany Loan”) to the Company on terms and conditions set out therein and attached as Appendix 1 hereto.

As security for its obligations under the Intercompany Facility Agreement the Company has assigned and charged to the Pledgee (inter alia) all its interests in and to the shares in Navion ASA pursuant to a Share Pledge Agreement dated 26 June 2003 made between the Company, the Agent and the Pledgee (the “Shares Pledge”).

The Finance Parties, the Agent and the Pledgee have entered into a loan agreement dated 26 June 2003 whereunder the Finance Parties have granted a loan in the amount of USD 550,000,000 to the Pledgee pursuant to the terms and conditions set out in therein (the “Facility Agreement”). The Facility Agreement requires the Pledgee to assign the Intercompany Loan, the Intercompany Facility Agreement, the Shares Pledge, and any other connected security under the Intercompany Facility Agreement to the Agent on behalf of the Finance Parties.

IT IS AGREED as follows:

1.	INTERPRETATION

In this Assignment Agreement

“Business Day”	has the meaning given to it in the Facility Agreement.

“Event of Default”	has the meaning given to it in the Facility Agreement.

“Finance Parties”	means the Banks and/or the Arrangers and/or the Agent each as defined pursuant to the Facility Agreement.

“Further Shares”	has the meaning ascribed to it in the Shares Pledge.

“Liability”	means any Intercompany Facility Agreement and any amount pursuant to the Intercompany Facility Agreement owed by the Company to the Pledgee.

“Related Rights”	has the meaning ascribed to it in the Shares Pledge.

“Security Documents”	has the meaning given to it in the Facility Agreement.

“Secured Liabilities”	means all present and future obligations and liabilities of the Pledgee to the Finance Parties under the Security Documents to which the Pledgee is a party.

“Security Assets”	means all assets of the Pledgee the subject of any security created by this Assignment Agreement.

“Security Interest”	means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or security interest or any other agreement or arrangement having a similar effect.

“Security Period”	means the period beginning on the date of this Assignment Agreement and ending on the date on which all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full.

“Shares”	has the meaning ascribed to it in the Shares Pledge.

“Standard Pledge Agreement”	means the pledge agreement on the letterhead of the Agent and known as "to take or give security in shares registered on account number 07909 0695275 in the Norwegian Securities Register i.e. VPS".

“Subsidiary”	means:

(a)	an entity as defined as a subsidiary in Sections 1-3 of the Norwegian Public Limited Companies Act of 13th June, 1997, No. 45; and

(b)	an entity of which a person has direct or indirect control or owns directly or indirectly more than 50% of the voting capital or similar right of ownership and “control” for this purpose means the legal power to direct or cause the direction of the management and the policies of the person whether through the ownership of voting capital, by contract or otherwise.

2.	CREATION OF SECURITY

2.1	General

(a)	All the security created under this Assignment Agreement:

(i)	is created in favour of the Agent on behalf of itself and the other Finance Parties;

(ii)	is created over the present and future liability of the Company to the Pledgee; and

(iii)	is security for the payment of all the Secured Liabilities.

(b)	The Agent holds the benefit of this Assignment Agreement on trust for the Finance Parties.

2.2	Pledgee’s Assignment of Liability

The Pledgee assigns absolutely all of its present and (to the extent permitted under Norwegian law) future rights in respect of the Liability and any Security Interest related thereto to the Agent on behalf of itself and the other Finance Parties.

2.3	Pledgee’s Assignment of Shares Pledge

The Pledgee assigns absolutely all its present and (to the extent permitted under Norwegian law) future rights, title and interest in and to (i) the Shares and all Related Rights in respect thereof (ii) to the extent permissible under Norwegian law, the Further Shares and all Related Rights in respect thereof and (iii) the Shares Pledge and the Standard Pledge Agreement, to the Agent on behalf of itself and the other Finance Parties.

3.	PRESERVATION OF SECURITY

3.1	Continuing security

This Assignment Agreement is continuing and will extend until the end of the Facility Period.

3.2	Additional security

This Security is in addition to and is not in anyway prejudiced by any other security now or subsequently held by any Finance Party.

3.3	Appropriations

(a)	The Company shall, subject to the proviso hereto, pay any amounts owed to the Pledgee under the Intercompany Facility Agreement to interest-bearing suspense account no. 7095.04.43457 of the Pledgee with the Agent and any moneys standing on the account are hereby pledged to the Agent on behalf of the Finance Parties, such account to bear interest for the account of the Pledgee at the rate reasonably considered by the Agent to be a fair market rate, provided that such interest does not accrue and need not be paid to the Pledgee until the end of the Security Period. The Agent may apply any amount on the account for payments due under the Facility Agreement. PROVIDED ALWAYS that subject to and conditional upon:

(i)	no Event of Default then being in existence; and

(ii)	the amount outstanding (after any such payment) under the Intercompany Loan Agreement being equal to or greater than the amount drawn and/or committed but undrawn under the Facility Agreement then the Company may make payments of principal and interest under the Intercompany Loan Agreement direct to the Pledgee.

(b)	At any time after this Assignment Agreement has become enforceable, the Agent (or any trustee or agent on its behalf) may, without affecting the liability of the Pledgee:

(i)	refrain from applying or enforcing any other moneys, security or rights held or received by the Agent (or any trustee or agent on its behalf) in respect of those amounts; or

(ii)	apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise); or

(iii)	exercise all right and powers of the Pledgee under the Shares Pledge (including, without limitation, Clauses 6, 7, 10 and 12 of the Shares Pledge (acting on the instructions of the Majority Banks)).

3.4	Reinstatement

(a)	If any discharge (whether in respect of the obligations of the Pledgee, or any security for those obligations or otherwise) or arrangement is made in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the Pledgee shall continue as if the discharge or arrangement had not occurred to the extent such payment, security or other disposition is avoided.

(b)	The Agent, on behalf of the Majority Banks acting reasonably, may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

4.	REPRESENTATIONS — GENERAL

4.1	Security Assets

The Pledgee represents to the Agent (for the benefit of the Agent and the other Finance Parties) that:

(a)	Its entryinto and performance of this Assignment Agreement will not conflict with any terms or provisions in relation to the Intercompany Facility Agreement or the Shares Pledge.

(b)	Save for the Security Interests created under this Assignment Agreement, the Security Assets are free from any Security Interest.

(c)	It will register any future pledge over the Further Shares in favour of the Agent in the Norwegian Securities Register.

(d)	It has not created or permitted to be created any Security Interest on any Security Asset other than hereunder.

4.2	Times for making representations

(a)	The representations set out in this Assignment Agreement (including in this Clause) are made on the date of this Assignment Agreement.

(b)	Unless a representation is expressed to be given at a specific date, each representation under this Assignment Agreement is deemed to be repeated by the Pledgee on each date during the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5.	RESTRICTIONS ON DEALINGS

Except as reflected in the Facility Agreement the Pledgee shall not:

(a)	create or permit to subsist any Security Interest on any Security Asset; or

(b)	sell, transfer, pledge or otherwise dispose of any Security Asset.

6.	COMPANY’S LIABILITY

6.1	Undertaking

(a)	The Pledgee and the Company must:

(i)	duly and promptly perform its obligations, and diligently pursue its rights in relation to the terms and provisions of the Intercompany Facility Agreement and the Shares Pledge; and

(ii)	supply the Agent with any information and documentation relating to the Intercompany Facility Agreement and/or the Shares Pledge requested by the Agent.

(b)	The Company shall not exercise any set-off of any amounts owed by the Company to the Pledgee against any amounts owed by the Pledgee to the Company or subject to Clause 3.3 make any prepayments under the Intercompany Facility Agreement.

(c)	The Pledgee and the Company must not vary, amend or prematurely terminate the Intercompany Facility Agreement.

6.2	Notices of assignment

The Company acknowledges that and consents to the assignment of (inter alia) the Liability, the Shares Pledge, the Shares and the Related Rights in respect thereof, any Further Shares and any Related Rights in respect thereof to the Agent on behalf of the Finance Parties and confirms that all amounts owed will (subject to the proviso to Clause 3.3(a)) be directed to the account referred to in Clause 3.3 (a) or such other account appointed by the Agent.

7.	WHEN SECURITY BECOMES ENFORCEABLE

7.1	Event of Default

The Pledgee and the Company agree that if an Event of Default occurs under the Facility Agreement, the Agent may (i) accelerate the Intercompany Facility Agreement by notice to both the Pledgee and the Company so that all amounts owed thereunder (including but not limited to unpaid interest thereon) become due and payable with immediate effect and (ii) enforce all other rights, powers, remedies and privileges of the Pledgee and/or itself under or pursuant to the Intercompany Facility Agreement and (iii) enforce all rights, powers, remedies and privileges of the Pledgee under or pursuant to the Shares Pledge.

7.2	The Agent shall act only on the written instructions of the Majority Banks when enforcing any security under or pursuant to this Assignment Agreement.

8.	ENFORCEMENT OF SECURITY

8.1	Protection of third parties

No person (including a purchaser) dealing with the Agent or its agents will be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Agent is purporting to exercise has become exercisable or is being properly exercised;

(c)	whether any money remains due under the Security Documents; or

(d)	how any money paid to the Agent is to be applied.

8.2	Redemption of prior mortgages

(a)	Without prejudice to Clause 4.1(d) of this Assignment Agreement, at any time after all or any part of the security under this Assignment Agreement has become enforceable, the Agent may:

(i)	redeem any prior Security Interest against any Security Asset; and/or

(ii)	procure the transfer of that Security Interest to itself; and/or

(iii)	settle and pass the accounts of the prior mortgagee, chargee or encumbrancer; any accounts so settled and passed will be, in the absence of manifest error, conclusive and binding on the Pledgee.

(b)	The Pledgee must pay to the Agent, immediately on demand, the reasonable costs and expenses properly incurred by the Agent in connection with any such redemption and/or transfer, including the payment of any principal or interest.

8.3	Contingencies

If this Security is enforced at a time when no amount is due under the Security Documents but at a time when amounts may or will become due, the Agent may pay the proceeds of any recoveries effected by it into a suspense account, such account to bear interest for the account of the Pledgee at the rate reasonably considered by the Security Agent to be a fair market rate, provided that such interest need not be paid to the Pledgee until the end of the Security Period.

9.	APPLICATION OF PROCEEDS

Any moneys received by the Agent after all or any part of the security under this Assignment Agreement has become enforceable must be applied in accordance with the Facility Agreement.

10.	EXPENSES AND INDEMNITY

The Pledgee must:

(a)	immediately on demand pay all reasonable costs and expenses (including legal fees) properly incurred in connection with this Assignment Agreement by the Agent or other person appointed by the Agent under this Assignment Agreement; and

(b)	keep each of them indemnified against any failure or delay in paying those costs or expenses.

11.	DELEGATION

11.1	Power of Attorney

The Agent may delegate by power of attorney or in any other manner to any person any right, power or discretion exercisable by it under this Assignment Agreement.

11.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Agent may think fit.

11.3	Liability

None of the Finance Parties will be in any way liable or responsible to the Pledgee and the Company for any loss or liability arising from any act, default, omission or misconduct on the part of any delegate or sub-delegate.

12.	FURTHER ASSURANCES

The Pledgee must, at its own expense, take whatever action the Agent may reasonably require for:

(a)	creating, perfecting or protecting any security intended to be created by this Assignment Agreement; or

(b)	facilitating the realisation of any Security Asset, or the exercise of any right, power or discretion exercisable, by the Agent or any of its delegates or sub-delegates in respect of any Security Asset.

This includes (without limitation):

a.	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Agent or to its nominee; or

b.	the giving of any notice, order or direction and the making of any registration,

which, in any such case, the Agent may think expedient.

13.	POWER OF ATTORNEY

The Pledgee, irrevocably and unconditionally appoints the Agent and any of its delegates or sub-delegates to be its attorney to take any action (including, for the avoidance of doubt, any action towards the Agent or any other Finance Party) which the Pledgee is obliged to take under this Assignment Agreement. The Pledgee ratifies and confirms whatever any attorney does or purports to do in accordance with the terms of this Assignment Agreement under its appointment under this Clause.

14.	MISCELLANEOUS

14.1	Covenant to pay

The Pledgee must pay or discharge the Secured Liabilities in the manner provided for in the Security Documents.

15.	CHANGES TO THE PARTIES

15.1	Transfers by the Pledgee

The Pledgee may not assign, transfer, novate or dispose of its rights and/or obligations under this Assignment Agreement.

15.2	Transfers by Agent

The Agent may assign, transfer, novate or dispose of all or any part of its rights and/or obligations under this Assignment Agreement to a replacement Agent appointed in accordance with the Facility Agreement.

16.	SEVERABILITY

If a provision of this Assignment Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Assignment Agreement; or

(b)	the validity or enforceability in other jurisdictions of that or any other provision of this Assignment Agreement.

17.	COUNTERPARTS

This Assignment Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

18.	NOTICES

18.1	Giving of notices

All notices or other communications under or in connection with this Assignment Agreement shall be given in writing and, unless otherwise stated, may be made by, facsimile. Any such notice will be deemed to be given as follows:

(a)	if by letter, when delivered; and

(b)	if by facsimile, when received in legible form.

However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

18.2	Addresses for notices

(a)	The address and facsimile number of the Pledgee and the Company are:

c/o Teekay Shipping (Canada) Ltd
Suite 2000
Bentall 5
550 Burrard Street
Vancouver, B.C.
Canada V6C 2K2
Facsimile: + 1 604 681 3011
Attention: Director, Finance

or such other as the Pledgee and/or the Company may notify to the Agent by not less than five Business Days' notice; and

(b)	The address and facsimile number of the Agent are: Den norske Bank ASA Stranden 21 0021 Oslo Norway Facsimile: +47 22 48 28 94 Attention: Credit Administration Shipping

or such other as the Agent may notify to the Pledgee by not less than five Business Days’ notice.

19.	RELEASE

Upon the expiry of the Security Period (but not otherwise), the Agent shall, at the request and cost of the Pledgee, take whatever action is necessary to release the Security Assets from the security constituted by this Assignment Agreement.

20.	JURISDICTION

20.1	Submission

For the benefit of the Agent, each of the Pledgee and the Company agrees that the courts of Norway have jurisdiction to settle any disputes in connection with this Assignment Agreement and accordingly submits to the jurisdiction of the Norwegian courts, the venue to be Oslo City Court.

20.2	Non-exclusivity

Nothing in this Clause 20 limits the right of the Agent to bring proceedings against the Pledgee in connection with this Assignment Agreement:

(a)	in any other court of competent jurisdiction; or

(b)	concurrently in more than one jurisdiction.

21.	GOVERNING LAW

This Assignment Agreement is governed by Norwegian law. This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

NORSK TEEKAY HOLDINGS LTD.

_____________________________________________________
Signature

_____________________________________________________
Name with block letters

NORSK TEEKAY AS

_____________________________________________________
Signature

_____________________________________________________
Name with block letters

DEN NORSKE BANK ASA

_____________________________________________________
Signature

_____________________________________________________
Name with block letters